Exhibit 4.2

CERTIFICATE OF AMENDMENT

to

CERTIFICATE OF DESIGNATIONS

of

SERIES B VOTING PREFERRED STOCK

of

POSTROCK ENERGY CORPORATION

PURSUANT TO SECTION 242 OF THE

DELAWARE GENERAL CORPORATION LAW

PostRock Energy Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST, on September 17, 2010, the Corporation filed with the Delaware Secretary of State a Certificate of Designations (the “Certificate”) creating a series of preferred stock of the Corporation designated “Series B Voting Preferred Stock” (the “Series B Preferred Stock”) and establishing the terms thereof.

SECOND, the Board of Directors of the Corporation duly adopted the following resolution in accordance with Section 141 of the DGCL:

RESOLVED that the Certificate shall be amended by adding the following paragraph to follow Section 13 of the Certificate:

Section 14. Reverse Split.  Effective as of the close of business, Eastern Time, on the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (the “Effective Time”), each ten (10) Fractional Shares then outstanding shall automatically and without any action on the part of the respective holders thereof be exchanged and combined into one (1) Fractional Share. At the Effective Time, there shall be no change in the number of authorized shares of Series B that the Corporation shall have the authority to issue. No one one-thousandths of a share of Series B shall be issued in connection with the exchange. In lieu thereof, any person who would hold one one-thousandths of a share of Series B as a result of the exchange shall receive in lieu thereof one (1) Fractional Share.

THIRD, Thereafter, the proposed amendment to the Certificate was consented to and authorized by all the holders of the Series B Preferred Stock by written consent given in accordance with the provisions of Section 228 of the DGCL.

FOURTH, The aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by an authorized officer of the Corporation as of this 2nd day of January, 2015.

POSTROCK ENERGY CORPORATION

/s/ Stephen L. DeGiusti
Stephen L. DeGiusti
Executive Vice President, General Counsel and Secretary